December 12, 2018

Todd Higley
Chief Executive Officer
Vortex Brands, Inc.
3511 Del Paso Rd., Ste. 160 PMB 208
Sacramento, CA 95835

       Re: Vortex Brands, Inc.
           Amendment No. 2 to
           Offering Statement on Form 1-A
           Filed November 29, 2018
           File No. 024-10875

Dear Mr. Higley:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 14, 2018 letter.

Form 1-A Amended November 29, 2018

Business of the Registrant, page 17

1. Please expand your revisions in response to prior comment 2 to disclose how much capital you estimate will be required to implement your pilot program and to clarify your pilot program's current status, given your disclosure on page 18 about "rolling out a pilot program" and executing service agreements after a pilot program begins its operations.
 Todd Higley
Vortex Brands, Inc.
December 12, 2018
Page 2
Disclosure, page 28

2. Please expand your disclosure added in response to prior comment 3 to provide the information Item 13 to Form 1-A requires regarding the name of the related person and, if applicable, the amount of such person's interest in the transaction. Signatures, page 33

3. Ensure that your offering statement is signed by your principal financial officer and your principal account officer; see Instruction 1 to the Signatures page of Form 1-A.
        You may contact Gary Newberry at 202-551-3761 or Kevin Kuhar, Accounting Branch
Chief, at 202-551-3661 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at 202-551-6947 or Geoff Kruczek, Senior
Attorney, at 202-551-3641 with any other questions.



FirstName LastNameTodd Higley                                 Sincerely,
Comapany NameVortex Brands, Inc.
                                                              Division of
Corporation Finance
December 12, 2018 Page 2                                      Office of
Electronics and Machinery
FirstName LastName